May 23, 2006

Elson Soto
President
Diversified Financial Resources Corporation
8765 Aero Drive, Suite 221
San Diego, CA 92123

RE: Diversified Financial Resources Corporation
     File No. 0-22373
     Preliminary Information Statement on Form 14C
     Filed on May 12, 2006
     Definitive Information Statement on Form 14C
     Filed on May 23, 2005

Dear Mr. Soto :

This is to advise you that we are limiting our review of the above information statement to the following matters. Please amend and refile your definitive information statement to comply with these comments. Please note that you should not mail your definite information statement in its current form and that you should wait until we have affirmatively cleared all comments related to your filing before you do so.

We tried unsuccessfully several times to contact you in order to inform you of the status of our review by phone and were only able to locate your accountant after contacting your former attorney. Please update the company contact information in our EDGAR system so that we may contact an executive or other authorized representative of the company directly. We note that the various telephone numbers provided in your information statement and other EDGAR filings connect either to a "corporate offices" secretary, who is unaware of your contact information, a company that has a different name for yours and provides only an electronic greeting, or the personal residence of an individual not connected with your company. Given the difficulty we encountered in contacting you, it is not clear how shareholders would contact you. Please revise your contact information accordingly.

Comparison of Delaware and Nevada Corporations, page 9

1.   We note that you intend to decrease the number of authorized common shares from 10,000,000,000 to 1,250,000,000. Please describe the reasons for this action and present it as a separate item from the re-domicile in your information statement.

2.   Refer to the third row in the chart. We do not understand why the number of outstanding shares will drop from 2,866,323 to 1 upon your re-domicile. Please advise or revise.

We will not conduct any further review of the information statement.   As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, prior to filing your amended definitive information statement, please furnish a letter, acknowledging that

  ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  ·   staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       If you have any questions, please call Amanda McManus, attorney-advisor, at (202) 551-3412 or the undersigned at (202) 551-3694.

Sincerely,

Owen Pinkerton
Senior Attorney

cc: Chris Cottone (*via facsimile*)